UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                          For the month of August 2004

                        Commission File Number: 001-31368

                                SANOFI-SYNTHELABO
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]     Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes [ ]           No [X]

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


         This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Synthelabo's Registration Statement on Form F-4 (Registration No. 333-112314), as post-effectively amended and declared effective on May 13, 2004 by the United States Securities Exchange Commission, and the related prospectus, dated April 9, 2004, and the prospectus supplement, dated May 27, 2004, each filed pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                                                        [SANOFI~SYNTHELABO LOGO]

[GRAPHIC] Investor Relations

                      SANOFI-SYNTHELABO'S OFFER FOR AVENTIS
                        PROVISIONAL RESULTS OF THE OFFERS

PARIS, FRANCE -- AUGUST 9, 2004 -- Sanofi-Synthelabo (PARIS: SAN, NYSE: SNY) announces that the French Autorite des marches financiers (AMF) today published the provisional results of its offers for Aventis. These results indicate that, as of the expiration of the offers, in aggregate 769,920,773 Aventis shares had been tendered into the French, German and U.S. offers, including the Aventis shares underlying ADSs tendered into the U.S. offer. In addition, 92,692 warrants issued by Aventis in 2002 and 164,556 warrants issued by Aventis in 2003 were tendered into the French offer.

These results indicate that 769,920,773 Aventis shares representing 95.47% of the share capital and 95.52% of the voting rights of Aventis, on an issued and outstanding basis as of July 31, 2004, have been tendered into the offers. On a fully-diluted basis, Aventis shares representing 89.84% of the share capital and 89.88% of the voting rights of Aventis have been tendered. If these provisional results are confirmed by the AMF in its notice of the definitive results, the minimum tender condition will be satisfied and Sanofi-Synthelabo's offers will be successful.

Sanofi-Synthelabo expects that the AMF will announce the definitive results of the offers on August 12, 2004. These definitive results will include the definitive results of the mix-and-match elections and any necessary allocation and proration as a result of the oversubscription of either the all cash election or the all stock election.

Sanofi-Synthelabo expects that the settlement of the offers and the delivery of the offer consideration in respect of tendered Aventis ordinary shares will occur on Friday, August 20, 2004 and in respect of Aventis ADSs tendered in the U.S. offer no later than Thursday, August 26, 2004 (to allow for the necessary foreign exchange conversions).

Assuming the definitive results confirm these provisional results, as previously disclosed, Sanofi-Synthelabo intends to provide a subsequent offering period of at least 10 French trading days. Sanofi-Synthelabo expects to publish the timing of the subsequent offering period on or about August 12, 2004, after it has been set by the AMF.

In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.

IMPORTANT INFORMATION
---------------------

In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the AMF and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) which has been granted visa number 04-510.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. The three offers expired at the same time.

This press release does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthelabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthelabo expects to send to holders of Aventis securities. The Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS
--------------------------

This press release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-Looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although Sanofi-Synthelabo's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthelabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among other risks and uncertainties that are described in our Form 20-F as filed with the SEC on April 2, 2004 and in the Reference Document filed with the French Autorite des Marches Financiers on April 2, 2004, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of
Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and Europe. Other than as required by applicable law, Sanofi-Synthelabo does not undertake any obligation to provide updates or to revise any forward-looking statements.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov and may obtain the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) and other documents filed with the AMF at www.amf-france.org. Free copies may also be obtained directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com.



INVESTOR RELATIONS DEPARTMENT
Philippe Goupit         Director of Investor Relations
Arnaud Delepine         Investor Relations Europe
Sanjay Gupta            Investor Relations US
Anne d'Halluin-Sulzer   Investor Relations
Loic Gonnet             Investor Relations

CONTACTS:
E-mail: investor-relations@sanofi-synthelabo.com
Europe                       US
Tel: + 33 1 53 77 45 45      Tel.:  + 1 212 551 40 18
Fax: + 33 1 53 77 42 96      Fax :  + 1 646 487 40 18

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: August 9, 2004                  SANOFI-SYNTHELABO


                                       By:  /S/ MARIE-HELENE LAIMAY
                                           -----------------------------------
                                           Name:    Marie-Helene Laimay
                                           Title:   Senior Vice President and
                                                    Chief Financial Officer